
July 15, 2010

Mr. Robert E. Mead
Chief Executive Officer
Silverleaf Resorts, Inc.
1221 Riverbend Drive, Suite 120
Dallas, TX 75247

>   **Re: Silverleaf Resorts, Inc.**
>   **Form 10-K**
>   **Filed March 8, 2010**
>   **File No. 001-13003**

Dear Mr. Mead:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 18

We may not be able to obtain additional financing, page 21

1.   We note that one of your senior lenders, Textron Financial Corporation, has announced that they will cease or modify their commercial lending activities in the future. Please quantify the current amount outstanding to, and additional borrowing capacity available from, Textron. To the extent that you anticipate a material impact to your liquidity as a result of these actions, please discuss in the MD&A in future filings.

We could be liable for back payroll taxes if our independent contractors are reclassified as employees, page 26

2.   Please expand your risk factor to disclose how many independent contractors you employ and how you determined that they qualified as independent contractors rather than employees. In addition, if it is at least reasonably possible that the IRS would disallow

the contractor designation, please disclose the estimated possible range of loss for back payroll taxes or include a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Critical Accounting Policies, page 43

Allowance for Uncollectible Notes, page 44

3.   You disclose that the allowance for uncollectible notes is reduced by actual cancellations and losses experienced, including losses related to previously sold notes receivable which became delinquent and were reacquired pursuant to certain recourse obligations. Please tell us if you have any amounts recorded related to note repurchase obligations or your basis for not recording any amounts, if applicable. Please also tell us if you are able to estimate a reasonably possible amount of loss related to repurchases of notes, if applicable.

Notes to Consolidated Financial Statements, page F-7

Note 1. Nature of Business, page F-7

4.   We note that the Clubs are not-for-profit organizations and therefore qualify for the variable interest entity scope exception in ASC 810-10-15-17. However, we also note that you currently have the right to unilaterally appoint the Board of Directors or Governors of the Clubs. In that regard, it appears that you control the Clubs through your voting interests. Please tell us what consideration you gave to consolidating the Clubs for which you control the Board of Directors based on ASC 810-10-15-8.

Note 8. Debt, page F-17

5.   We note that you continue to service customer notes receivable sold to SF-VI and receive fees for your services. Please clarify to us if these fees are reflected in your financial statements or are eliminated in consolidation. Please also show us the disclosure you will include in future filings to clarify your accounting treatment of the servicing fees.

Note 9. Commitments and Contingencies, page F-31

6.   You disclose that Electric Cooperative, an affiliate of Wind Cooperative, condemned approximately fifty acres that you now own at the top of Brodie Mountain for use by the Wind Cooperative in building and operating its wind farm. Please tell us when this occurred and your accounting treatment for the taking of the property by Electric Cooperative. Furthermore, ASC 450-20-50-4 states that if it is at least reasonably possible that a loss may have been incurred, the estimated loss or possible range of loss or a statement that such an estimate cannot be made should be disclosed in addition to the nature of the contingency. For both suits related to the Electric and Wind Cooperatives,

please show us the disclosure you will include in future filings to address this requirement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3782 if you have questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant